SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           SCHEDULE 13D
                          (Rule 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)
                  (Amendment No. __________ )(1)
                       Hoovers, INC. (HOOV)

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                         (Name of Issuer)

             Common Stock, Par Value $0.01 per share
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                  (Title of Class of Securities)

                            439321100
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                          (CUSIP Number)

 Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                  5th Floor, New York, NY 10017
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 18, 2002
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      (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.439321100
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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7    SOLE VOTING POWER

   NUMBER OF         30,461

   SHARES
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               8    SHARED VOTING POWER
BENEFICIALLY
                    741,600
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         30,461

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    741,600
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     772,061

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.05%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Hoovers, INC. (HOOV) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No.439321100


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Item 1.  Security and Issuer.

The name of the issuer is Hoovers, Inc., a Delaware corporation
(the "Issuer"). The address of the Issuer's offices is 5800
Airport Blvd., Austin, TX 78752. This Schedule 13D relates to the
Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 5th Floor, New York, NY 10017. Mr. Cibelli is the managing member of Cibelli Capital Management, L.L.C. ("CCM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Partners, L.P., a New York limited partnership ("MP"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

     (d) Neither Mr. Cibelli nor CCM has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Cibelli nor CCM has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 772,061 Shares. The Shares are held by MP and the accounts for which Mr. Cibelli serves as portfolio manger (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F G. Cibelli UTMA: 200. The total cost for the Shares held by Mr. Cibelli is $1,087.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Person's behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 772,061 Shares, constituting 5.05% of the Shares of the Issuer, based upon the 15,296,710 Shares outstanding as of March 31, 2002, according to the Issuer's most recent Form 10-K.

Mr. Cibelli has the power to vote or direct the vote of 772,061 Shares to which this filing relates.

Mr. Cibelli specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli and CCM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 772,061 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Mr. Cibelli does not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in
Item 4 of Schedule 13D. However, Mr. Cibelli reserves the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer should he deem appropriate.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Mr. Cibelli does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

None.

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


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                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                          July 18, 2002

                              (Date)


                        /s/ Mario Cibelli
            ----------------------------------------
                           (Signature)

                          Mario Cibelli

                           (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).
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


                            Schedule A
                    Transactions in the Shares


Date of                Number of Shares                     Price Per
Transaction            Purchase/(SOLD)                      Share

4/24/2002                        100                         5.28
4/24/2002                     40,000                         4.78
4/25/2002                     17,000                         4.75
4/26/2002                     22,500                         4.81
4/30/2002                      3,100                         4.80
5/01/2002                      5,000                         4.75
5/01/2002                      5,400                         4.78
5/02/2002                      6,400                         4.80
5/03/2002                     17,600                         4.77
5/06/2002                      4,500                         4.84
5/07/2002                      8,900                         5.09
5/08/2002                     10,500                         5.42
5/09/2002                      3,050                         5.57
5/10/2002                        150                         5.71
5/10/2002                      4,300                         5.35
5/13/2002                     14,300                         5.22
5/15/2002                      2,500                         5.28
5/17/2002                      3,000                         5.36
5/20/2002                     12,600                         5.53
5/21/2002                      5,000                         5.76
5/23/2002                      6,900                         5.98
5/24/2002                      4,200                         6.02
5/24/2002                      5,000                         5.89
5/24/2002                     10,000                         5.88
5/28/2002                     10,000                         6.11
5/30/2002                      1,100                         6.44
5/30/2002                        500                         6.43
5/31/2002                      4,000                         6.44
6/04/2002                      7,000                         6.47
6/05/2002                      8,000                         6.48
6/06/2002                      4,400                         6.35
6/07/2002                      2,000                         6.21
6/10/2002                      6,775                         6.06
6/11/2002                      2,000                         5.76
6/12/2002                        325                         5.70
6/12/2002                      7,000                         5.51
6/13/2002                      4,000                         5.05
6/14/2002                        500                         5.37
6/14/2002                     30,520                         5.23
6/14/2002                      1,000                         5.32
6/14/2002                        500                         5.37
6/14/2002                      1,000                         5.35
6/14/2002                      1,500                         5.35
6/14/2002                      1,500                         5.34
6/14/2002                        500                         5.40
6/14/2002                        500                         5.37
6/14/2002                      1,500                         5.32
6/14/2002                      1,000                         5.35
6/17/2002                        580                         5.38
6/18/2002                        200                         5.43
6/19/2002                        500                         5.32
6/19/2002                      6,000                         5.30
6/21/2002                      1,400                         5.70
6/21/2002                      2,300                         5.65
6/24/2002                     51,700                         5.73
6/24/2002                      1,500                         5.81
6/24/2002                        500                         5.87
6/24/2002                      1,000                         5.81
6/24/2002                      1,500                         5.85
6/24/2002                      1,500                         5.84
6/24/2002                        500                         5.87
6/24/2002                        500                         5.87
6/24/2002                        300                         5.90
6/24/2002                      1,000                         5.81
6/24/2002                      1,000                         5.85
6/25/2002                        500                         5.52
6/25/2002                        500                         5.52
6/26/2002                      2,200                         5.37
6/27/2002                      6,800                         5.33
6/28/2002                      1,400                         5.47
6/28/2002                      3,000                         5.45
6/28/2002                        500                         5.63
6/28/2002                        500                         5.63
7/01/2002                      3,490                         5.35
7/02/2002                      5,000                         5.45
7/03/2002                        110                         6.05
7/03/2002                      4,000                         5.65
7/03/2002                      3,000                         5.67
7/03/2002                      3,000                         5.67
7/09/2002                      3,100                         5.35
7/10/2002                      2,500                         5.20
7/11/2002                     50,000                         5.17
7/11/2002                      1,100                         5.25
7/11/2002                      1,100                         5.22
7/12/2002                      3,000                         5.19
7/15/2002                      2,000                         5.05
7/17/2002                      4,000                         4.85
7/18/2002                     76,000                         4.79




03366.0002 #340330